FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer
                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934


                          For the month of January 2004

                                27th January 2004



                                  NDS GROUP PLC
                              --------------------
                              (Name of Registrant)


             One London Road, Staines, Middlesex, TW18 4EX, England
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                           Form 20-F |X|                Form 40-F |_|


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                                 Yes |_|                       No |X|


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                                    Not Applicable
                                    --------------

   NDS Group PLC Second Quarter Financial Results; Significant New
    Customer Wins in North America; Asia Pacific Continues Growth

    LONDON--(BUSINESS WIRE)--Jan. 27, 2004--

    Second Quarter Highlights:

    --  38 million active digital TV smart cards.

    -- New wins in North America: RCN, US largest provider of bundled phone, cable television and high-speed Internet services;
        VOOM, the most complete service of high-definition TV programming in the US.

    -- First Korean cable win: Broadband Solutions Inc selects NDS VideoGuard(R) for digital and interactive cable TV network expansion.

    -- Key milestone achieved in Korea - over 1 million active Pay-TV subscribers.

    -- Completion of the acquisition of the MediaHighway middleware business.

    NDS Group plc (NASDAQ/ Euronext Brussels: NNDS), a News Corporation company, and the leading provider of technology solutions for digital pay-TV, today announced its results for the second quarter and three months ended 31 December 2003.
    Commenting on NDS's performance, Dr. Abe Peled, President and Chief Executive Officer, said: "I am pleased to be able to report that we have maintained the momentum from Q1 and have continued to deliver solid growth in Q2. North America is now beginning to show results and this quarter we are happy to announce wins with America's largest over-builder, RCN, that includes both our middleware, NDS Core(TM), and our conditional access. Cablevision, already an existing customer for NDS, launched a new high-definition service, VOOM, last year, and NDS is providing conditional access and certain other key technologies".
    Rick Medlock, Chief Financial Officer, added: "NDS is currently in a phase of investment; the acquisition of MediaHighway brings great technology and talent into NDS, further strengthening our product portfolio. At the same time, we are making further significant investments to support our existing customers and prospects. It is extremely encouraging that we have been able to make these investments with minimal impact on our financial performance, and out of existing cash resources".

    Key Statistics



                3 months 3 months          6 months 6 months
                  to 31    to 31             to 31    to 31
                 December December          December December
                  2003     2002   % change   2003     2002   % change
----------------------------------------------------------------------
GBP'000
----------------------------------------------------------------------
Revenues         46,613   56,967    -18%    98,642  119,495    -17%
----------------------------------------------------------------------
Operating
 Income, before
 amortisation &
 exceptional
 costs            9,775   10,693     -9%    24,329   24,087     +1%
----------------------------------------------------------------------
Operating Margin
 %                21.0%    18.8%    +2.2%    24.7%    20.2%    +4.5%
----------------------------------------------------------------------
Exceptional
 costs            (430)    (797)             (928)   (2,297)
----------------------------------------------------------------------
EBITA            9,345    9,896      -6%    23,401   21,790     +7%
----------------------------------------------------------------------
Amortisation     (2,748)  (2,515)           (5,155)  (5,030)
----------------------------------------------------------------------
Operating profit
 under UK GAAP    6,597    7,381     -11%   18,246   16,760     +9%
----------------------------------------------------------------------
Net Income       5,030    5,038      -      13,373   11,752    +14%
----------------------------------------------------------------------

----------------------------------------------------------------------
$'000
----------------------------------------------------------------------
Revenues         82,039  100,262    -18%   173,610  210,311    -17%
----------------------------------------------------------------------
Operating
 Income, before
 amortisation &
 exceptional
 costs           17,204   18,820     -9%    42,819   42,393     +1%
----------------------------------------------------------------------
Operating Margin
 %                21.0%    18.8%    +2.2%    24.7%    20.2%    +4.5%
----------------------------------------------------------------------
Exceptional
 costs            (757)   (1,403)           (1,633)  (4,043)
----------------------------------------------------------------------
EBITA            16,447   17,417     -6%    41,186   38,350     +7%
----------------------------------------------------------------------
Amortisation     (4,836)  (4,426)           (9,073)  (8,853)
----------------------------------------------------------------------
Operating profit
 under UK GAAP   11,611   12,991     -11%   32,113   29,497     +9%
----------------------------------------------------------------------
Net Income       8,853    8,869      -      23,536   20,684    +14%
----------------------------------------------------------------------

----------------------------------------------------------------------
Subscribers
----------------------------------------------------------------------
Net Subscriber
 Additions        1.9      1.4               3.6      2.2
                 million  million           million  million
----------------------------------------------------------------------
Subscribers at
 end of period    38.0     31.8              38.0     31.8
                 million  million           million  million
----------------------------------------------------------------------


    1. For the convenience of the reader only, pounds sterling amounts for all periods have been translated into US dollar amounts at the exchange rate of US$1.76 = GBP1.00, the closing rate of exchange on 31 December 2003.
    2. The Company has defined operating income before charges for the amortisation of intangible assets acquired as part of a business combination (EBITA) as a key measure of operating performance, so that period on period comparisons are not distorted by the impact of the amortisation charge arising from acquisitions. Operating income after such amortisation represents operating profit determined under accounting practice generally accepted in the UK. We have also presented figures for EBITA before exceptional items, so that period to period comparisons are not distorted by these unusual items.

    OPERATIONAL REVIEW

    NDS has continued to benefit from the growth in digital pay-TV penetration around the world and now has 38.0 million active digital TV smart cards, including over 1 million in Korea.
    On 16 December 2003 we completed the acquisition of the MediaHighway business from Thomson. We are in the process of integrating this business into our organisation and look forward to working with a new range of customers. Additionally we are planning the evolution of the MediaHighway product to increase the range and depth of functionality in set-top box middleware which we offer to broadcast platform operators around the world.

    This quarter's other major developments include:

    -- RCN Corporation - the first and largest competitive provider of bundled local and long distance phone, cable television and high-speed Internet services in the US - launched a complete digital TV service using technology from NDS on 5 January 2004. The solution will support the development and secure delivery of innovative interactive services to RCN subscribers in Chicago, a major US market.

    -- Bell ExpressVu, Canada's leading digital TV distributor launched a new multi-camera interactive application using NDS Value@TV(TM) technology to deliver Saturday night hockey games to its viewers. Viewers can now view the main game, a "player cam" feed, an alternative feed, highlights and instant replay.

    -- NDS provides VOOM, the first and most complete service of high definition TV programming in the US, with a number of advanced technologies for their subscribers including NDS VideoGuard(R) conditional access, Electronic Programming Guide and certain PVR capabilities.

    -- BSI (Broadband Solutions Inc), one of the largest cable operators in Korea delivering digital video with IP data and content from head-end to home, will use NDS's VideoGuard conditional access in an OpenCable(TM) module, required by Korean standards.

    -- Convergys Corporation (NYSE: CVG) - the global leader in integrated billing, employee care and customer care services has integrated their ICOMS convergent billing and customer care solution with the NDS VideoGuard(R) conditional access system. Convergys' ICOMS is a convergent billing and customer care solution uniquely designed to meet cable and broadband operators' subscriber, billing and operations management requirements.

    --  Sky Brasil, the largest digital pay-TV operator in South
        America is launching an interactive shopping channel with Shoptime, the largest shopping channel in Brazil, using NDS iVideoguard to secure transactions on the platform.

    -- Nickelodeon, the leading dedicated children's pay-TV channel has selected Visionik as its preferred partner for developing interactive TV games on the Sky digital platform in the UK. Visionik has designed, developed and integrated the Nickelodeon games based on NDS's Value@TV head-end technology.

    -- NDS launched SiVenture, a chip security consulting and laboratory service. SiVenture has a significant knowledge and understanding of the chip technology marketplace and the evaluation of security sensitive applications and hardware devices.

    DIRECTORS

    On 3 November 2003, Julian Brodsky retired as a non-executive director of NDS Group plc. On 4 November 2003, James Murdoch resigned as a non-executive director, following his appointment as Chief Executive Officer of BSkyB. On 5 January 2004, Nathan Gantcher joined the board as an independent non-executive director and as a member of the audit and remuneration committees. Mr Gantcher is CEO and co-chairman of Alpha Investment Management LLC and was previously vice-chairman of CIBC World Markets Corporation. On 26 January 2004, Peter Powers was appointed chairman of NDS's audit committee.

    LISTING

    With effect from 13 November 2003, our ADS's (representing Series A ordinary shares) have been listed on the First Market - Continuous of the Euronext Brussels exchange in Belgium. This follows the decision by Nasdaq Europe to cease operations.

    FINANCIAL REVIEW

    Revenues

    Revenues for the quarter were GBP46.6 million and GBP98.6 million for the half year. This is 17% lower and 18% lower, respectively, than the equivalent periods in the previous year.
    Conditional access revenues were GBP26.1 million for the quarter and GBP56.3 million for the half year, compared to GBP31.9 million and GBP73.2 million, respectively, in the equivalent periods of the prior year. Last year, we shipped substantial volumes of smart cards to DIRECTV for their card changeover; since the expiration of our contract with DIRECTV in August, there have been no card sales. Partially offsetting this, during the current quarter, we recognised revenue on a second payment from DIRECTV for their use of NDS technology in a smart card which they purchased from a third party. Subscriber growth from all platforms has continued to be strong; we ended the period with 38.0 million authorised smart cards containing NDS technology in use, a rise of 1.9 million in the quarter and 3.6 million in the half year. However, card shipments have been lower than in recent periods, suggesting that some of our customers have been drawing upon their inventories of smart cards purchased in previous periods.
    Integration, development and support revenues were GBP6.7 million for the quarter and GBP16.4 million for the half year, compared to GBP10.0 million and GBP18.9 million in the equivalent periods in the prior year. New project revenues in the current period comprised a series of enhancements for customers in Latin America plus initial revenues from VOOM in the US and Galaxy in Hong Kong.
    The decline in licence fee income (i.e., fees paid on delivery of a system) reflects the nature of systems delivered in the period and an evolution in our business model whereby a greater proportion of our revenues is dependent on subscriber growth. Royalty income (i.e. fees paid on deployment of set-top boxes) has remained steady.
    Revenues from new technologies increased to GBP8.2 million for the quarter (from GBP6.9 million in the prior year) and to GBP15.1 million for the half year (from GBP 14.0 million in the prior year). The increase reflects a slow but steady increase in the number of applications developed by NDS being used on the BSkyB, Latin American and Israeli platforms, the delivery of XTV functionality to Sky Brasil and increasing revenues from OpenBet.
    Part of the decline in overall revenues is due to the current weakness in the US Dollar, as approximately 49% of our revenues in the period were denominated in US Dollars. The acquisition of MediaHighway was completed just before the period end and therefore had no material affect on revenues in the quarter.

    Margins

    Despite the decline in revenues, gross margins were higher, both in absolute and percentage terms, than in the corresponding periods in the previous year. This reflects the fact that in 2002, card sales to DIRECTV were very high and at a discounted price reflecting the size of the order, whereas in 2003, the payments from DIRECTV had no associated material cost of sales. Prior year numbers were also adversely affected by a bad debt charge.

    Operating Expenses

    Headcount has risen substantially. At December 2003 we employed approximately 1,900 staff (including contractors). This includes approximately 320 employees who joined NDS with the acquisition of MediaHighway on 16 December 2003. Excluding the MediaHighway acquisition, we have added 159 employees since December 2002, 110 of whom have joined since June 2003. This has resulted in increased operating expenses, especially in the research and development departments. The rise in headcount has been driven by an increase in the number and complexity of projects on which we are working, many of which have not yet realised revenue and some of which are not yet supported by customer contracts. However we have decided that this investment is fundamental to the positioning of NDS in the market to take full advantage of renewed economic growth generally and the plans of our major customers to further develop their businesses.
    The reported costs in sterling benefited from the weaker US dollar, the currency in which our costs in Israel and the US are incurred. We also recorded foreign exchange gains in income as a result of currency fluctuations. We estimate that the favourable impact of currency movement on reported operating costs materially offsets the adverse affect on reported revenues. Additionally we realised a one-off gain of approximately GBP1.1 million on a contract to forward-purchase the EUR60 million consideration for the MediaHighway acquisition.

    Exceptional costs

    GBP0.4 million of costs were incurred in connection with the litigation referred to in Note 2a of the accompanying financial information.

    Amortisation

    The charge for the amortisation of intangible fixed assets acquired as part of a business combination included a small element relating to the MediaHighway acquisition. Our initial assessment is that the assets acquired included approximately GBP42 million of intangible fixed assets, as shown in Note 3 of the accompanying financial information. We are in the process of conducting a formal assessment of the fair values of the assets and liabilities acquired and any changes from our preliminary assessment will be reflected in future periods.

    Net income

    As a result of the factors outlined above, operating profit as measured under UK GAAP was GBP6.6 million for the quarter (compared to GBP7.4 million in the prior year) and GBP18.2 million for the half year (compared to GBP16.8 million in the prior year). Interest income was higher in the current year due to higher average cash balances. The net profit attributable to shareholders was GBP5.0 million for the quarter (the same as in the prior year) and GBP13.4 million for the half year (up from GBP11.8 million in the prior year).

    Working capital and cash flow

    Cash generated from operating activities amounted to GBP26.6 million for the quarter and GBP29.9 million for the half year. In particular, the working capital outflow experienced in the first quarter due to increased receivables substantially reversed in the second quarter. As at 31 December 2003, days sales outstanding was 49 days, compared to 64 days at 30 September 2003.
    The MediaHighway acquisition involved a net cash outflow of GBP37.0 million (being GBP42.9 million consideration and costs, less GBP5.9 million cash acquired). Additionally GBP0.4 million was paid as deferred consideration to the vendors of Visionik.
    Net cash outflow was GBP13.8 million in the quarter and GBP15.9 million in the half year. We ended the period with cash of GBP104.8 million.

    About NDS

    NDS Group plc (NASDAQ/ Euronext Brussels: NNDS) is a leading supplier of open end-to-end digital pay TV solutions for the secure delivery of entertainment and information to television set-top boxes and IP devices. See www.nds.com for more information about NDS.

    Cautionary Statement Concerning Forward-looking Statements

    The statements contained in this release which are not historical facts may constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements relate to the plans, projections or future performance of NDS, which involve certain risks and uncertainties, including risk of market acceptance, the effect of economic conditions, possible regulatory changes, technological developments, the impact of competitive pricing and the ability of NDS and its commercial partners to develop systems and solutions which meet the needs of the broadcasting industry in a timely and cost-efficient manner, as well as certain other risks and uncertainties which are detailed in NDS's filings with the SEC. Company or product names have been used for identification purposes only and may be the trademarks or registered trademarks of their respective companies.

    CONFERENCE CALL

    Dr. Abe Peled, President and Chief Executive Officer and Rick
Medlock, Chief Financial Officer, will host a conference call to discuss this announcement and answer questions at 3:00 pm UK time
(10:00 am Eastern time) on Tuesday 27 January 2004.


Dial-in
UK Free Dial-in:                0800 953 1444
US Free Dial-in:                1-866-220-1452
Std International Dial-in:      +44 1452 542 300

Replay
(Available until 11 November 2003)

UK Toll Free Replay:            0800 953 1533
US Toll Free Replay:            1-866-276 1167
                                or
                                1-866-247 4222 (back-up)
Std International Replay:       +44 1452 550 000


    An audio replay will also be available on the NDS website www.nds.com from noon UK time on 28 January 2004 onwards.

                             NDS GROUP PLC
            UNAUDITED CONSOLIDATED PROFIT AND LOSS ACCOUNT
              FOR THE THREE MONTHS ENDED 31 DECEMBER 2003



                                         3 months ended 3 months ended
                                            31 December    31 December
                                                  2003           2002
                                                GBP'000        GBP'000
Revenues
Conditional access                              26,080         31,886
Integration, development & support               6,720          9,983
Licence fees & royalties                         4,557          5,895
New technologies                                 8,161          6,901
Other revenue                                    1,095          2,302
                                        --------------- --------------
Total revenues                                  46,613         56,967
                                        --------------- --------------

Cost of sales
Smart card & changeover provisions              (3,768)       (12,719)
Operations & support                            (6,565)        (6,809)
Royalties                                         (838)          (838)
Other                                           (1,218)        (3,166)
                                        --------------- --------------
Total cost of sales                            (12,389)       (23,532)
                                        --------------- --------------

Gross profit                                    34,224         33,435
                                        --------------- --------------
Gross profit %                                    73.4%          58.7%

Operating expenses, excluding
 amortisation of intangible fixed assets
 and exceptional items
Sales & marketing                               (3,574)        (3,266)
Research & development                         (18,535)       (14,566)
General & administration                        (4,228)        (4,719)
Foreign exchange gains (losses)                  1,888           (191)
                                        --------------- --------------
Total                                          (24,449)       (22,742)
                                        --------------- --------------

Operating income, before amortisation of
 intangible fixed assets and exceptional
 items                                           9,775         10,693
Operating income %                                21.0%          18.8%

Amortisation of intangibles                     (2,748)        (2,515)
Exceptional costs (see Note 2)                    (430)          (797)
                                        --------------- --------------
Operating profit                                 6,597          7,381

Share of associate's operating loss                  -           (280)
Net interest income                                980            677
                                        --------------- --------------
Profit on ordinary activities before tax         7,577          7,778
Taxation                                        (2,547)        (2,740)

                                        --------------- --------------
Net profit                                       5,030          5,038
                                        --------------- --------------

----------------------------------------------------------------------
Earnings per share (see Note 4)
    Basic                                         9.3p           9.4p
    Diluted                                       9.1p           9.3p

Adjusted earnings per share
    Basic                                        14.6p          14.8p
    Diluted                                      14.2p          14.8p
----------------------------------------------------------------------


                             NDS GROUP PLC
            UNAUDITED CONSOLIDATED PROFIT AND LOSS ACCOUNT
               FOR THE SIX MONTHS ENDED 31 DECEMBER 2003



                                        6 months    6 months     Year
                                            ended       ended    ended
                                      31 December 31 December  30 June
                                            2003        2002     2003
                                          GBP'000     GBP'000  GBP'000
Revenues
Conditional access                        56,287      73,239  144,789
Integration, development & support        16,395      18,916   33,234
Licence fees & royalties                   8,892      10,528   22,254
New technologies                          15,069      13,988   32,451
Other revenue                              1,999       2,824    4,509
                                    ------------- ----------- --------
Total revenues                            98,642     119,495  237,237
                                    ------------- ----------- --------

Cost of sales
Smart card & changeover provisions        (9,033)    (34,266) (63,309)
Operations & support                     (12,779)    (11,028) (21,124)
Royalties                                 (1,632)     (1,720)  (4,638)
Other                                     (1,619)     (3,567)  (5,396)
                                    ------------- ----------- --------
Total cost of sales                      (25,063)    (50,581) (94,467)
                                    ------------- ----------- --------

Gross profit                              73,579      68,914  142,770
                                    ------------- ----------- --------
Gross profit %                              74.6%       57.7%    60.2%

Operating expenses, excluding
 amortisation of intangible fixed
 assets and exceptional items
Sales & marketing                         (7,299)     (6,800) (14,208)
Research & development                   (35,511)    (29,590) (61,294)
General & administration                  (8,688)     (8,461) (17,719)
Foreign exchange gains                     2,248          24    1,130
                                    ------------- ----------- --------
Total                                    (49,250)    (44,827) (92,091)
                                    ------------- ----------- --------

Operating income, before
 amortisation of intangible fixed
 assets and exceptional items             24,329      24,087   50,679
Operating income %                          24.7%       20.2%    21.4%

Amortisation of intangibles               (5,155)     (5,030)  (9,602)
Exceptional costs (see Note 2)              (928)     (2,297)  (4,274)
                                    ------------- ----------- --------
Operating profit                          18,246      16,760   36,803

Share of associate's operating loss            -        (280)    (280)
Net interest income                        2,265       1,207    2,887
                                    ------------- ----------- --------
Profit on ordinary activities before
 tax                                      20,511      17,687   39,410

Taxation                                  (7,196)     (5,935) (13,472)
                                    ------------- ----------- --------
                                          13,315      11,752   25,938
Equity minority interests                     58           -      102
                                    ------------- ----------- --------
Net profit                                13,373      11,752   26,040
                                    ------------- ----------- --------

----------------------------------------------------------------------
Earnings per share (see Note 4)
    Basic                                  24.7p       21.9p    48.4p
    Diluted                                24.1p       21.8p    48.0p

Adjusted earnings per share
    Basic                                  34.9p       33.7p    71.0p
    Diluted                                34.0p       33.5p    70.5p
----------------------------------------------------------------------


                             NDS GROUP PLC
                 UNAUDITED CONSOLIDATED BALANCE SHEET
                        AS AT 31 DECEMBER 2003



                                               31        31
                                          December  December   30 June
                                             2003      2002      2003
                                           GBP'000   GBP'000   GBP'000
Fixed assets
Investments                                     -       465         -
Intangible assets                         101,165    71,891    64,049
Tangible assets                            14,288    16,797    14,697
                                         --------- --------- ---------
                                          115,453    89,153    78,746
                                         --------- --------- ---------

Current assets
Stocks                                      5,564    32,633     7,617
Deferred tax asset                          4,174     3,941     4,273
Trade debtors and accrued income           32,813    40,975    31,087
Other debtors                               8,782     4,186     5,028
Cash                                      104,784    91,350   121,520
                                         --------- --------- ---------
                                          156,117   173,085   169,525
                                         --------- --------- ---------

Creditors falling due within one year
Customer deposits and deferred income     (16,551)  (23,330)  (14,137)
Other current liabilities                 (46,022)  (38,500)  (39,944)
                                         --------- --------- ---------
                                          (62,573)  (61,830)  (54,081)
                                         --------- --------- ---------

Net current assets                         93,544   111,255   115,444
                                         --------- --------- ---------

Total assets less current liabilities     208,997   200,408   194,190

Creditors falling due after one year       (1,524)   (1,271)   (1,533)

Provisions for liabilities and charges     (9,422)  (25,230)   (6,328)
                                         --------- --------- ---------
                                          198,051   173,907   186,329

Equity minority interests                       -         -       (58)

                                         --------- --------- ---------
Net assets                                198,051   173,907   186,271
                                         --------- --------- ---------


Equity and capital reserves (see Note 5)
Equity share capital                          340       339       339
Share premium & merger reserve            178,092   177,593   177,593
Profit and loss account                  (155,646) (179,290) (166,926)
Capital contribution                      133,265   133,265   133,265
                                         --------- --------- ---------
                                          156,051   131,907   144,271
Non-equity capital                         42,000    42,000    42,000
                                         --------- --------- ---------
Total capital employed                    198,051   173,907   186,271
                                         --------- --------- ---------


                             NDS GROUP PLC
       UNAUDITED SUMMARISED STATEMENT OF CONSOLIDATED CASH FLOWS
                FOR THE 6 MONTHS ENDED 31 DECEMBER 2003



                                          3 months  6 months     Year
                                              ended     ended    ended
                                                31        31
                                           December  December  30 June
                                              2003      2003     2003
                                            GBP'000   GBP'000  GBP'000

Operating profit                             6,597    18,246   36,803

Non-cash operating costs                     4,436     8,810   17,998
Movement in working capital                 15,613     2,798  (10,004)
                                          --------- --------- --------
Net cash inflow from operating activities
                                            26,646    29,854   44,797

Net interest received                        1,013     2,039    2,922
Tax paid                                    (3,416)   (8,570) (14,591)
Capital expenditure                           (757)   (2,284)  (5,175)
Acquisitions and disposals                 (37,439)  (37,439)  (3,189)
                                          --------- --------- --------
Cash generated (used)                      (13,953)  (16,400)  24,764

Proceeds from issue of shares                  120       500        -
Loan and equity finance provided by
 minority interests                             24        24      526

                                          --------- --------- --------
Increase (decrease) in cash balances       (13,809)  (15,876)  25,290

Cash, beginning of period                  119,689   121,520   98,502
Foreign exchange translation differences    (1,096)     (860)  (2,272)

                                          --------- --------- --------
Cash, end of period                        104,784   104,784  121,520
                                          --------- --------- --------


    NOTES

    1. Basis of preparation and presentation

    These unaudited financial statements have been prepared using the accounting policies disclosed in the consolidated financial statements for the year ended 30 June 2003 which are in compliance with UK GAAP. They do not constitute statutory accounts. Figures for 30 June 2003 and for the year ended on that date have been extracted from the consolidated financial statements of NDS Group plc on which the auditors gave an unqualified audit report. In the opinion of management, the unaudited quarterly results reflect all adjustments necessary to present fairly the financial position, results of operations and cash flows of NDS. The unaudited quarterly results should be read in conjunction with the audited consolidated financial statements as of 30 June 2003.

    2. Exceptional items



                              3 months ended 3 months ended
                                 31 December    31 December
                                       2003           2002
                                     GBP'000        GBP'000

 Costs incurred in connection
  with litigation                       430            797
                             ------------------------------

                              6 months ended 6 months ended Year ended
                                 31 December    31 December    30 June
                                       2003           2002       2003
                                     GBP'000        GBP'000    GBP'000

 Costs incurred in connection
  with litigation                       928          2,297      3,809
 Write-off of investments                 -              -        465
                             -----------------------------------------
                                        928          2,297      4,274
                             -----------------------------------------


    a) Litigation

    In September 2002, NDS Group plc and two of its subsidiaries were named as defendants in a lawsuit filed by DIRECTV, Inc. and certain of its affiliates in the United States District Court for the Central District of California. At DIRECTV's request, the action was filed under seal. On 21 October 2002, NDS filed counterclaims against DIRECTV and a chip manufacturer. In late April 2003, the parties agreed to stay proceedings pending efforts to resolve the disputes through mediation. In August 2003, the parties agreed to stay the litigation between them until the closing of The News Corporation Group's acquisition of a 34% interest in Hughes Electronics Corporation ("Hughes"), the parent company of DIRECTV. The closing of the acquisition of the Hughes interest occurred on 22 December 2003, and on 30 December 2003 the litigation and all claims and counterclaims alleged therein were dismissed with prejudice.
    On 2 October 2002, NDS Americas, Inc. was served with subpoenas by the U.S. Attorney's office in San Diego, California, seeking documents apparently in connection with an investigation related to claims made in early 2002 by Canal+ Technologies SA (these claims having been dismissed) and the EchoStar claims referred to below. NDS is co-operating with the investigation. NDS was advised by the U.S. Attorney's Office in San Diego that it is not currently considered either a target or a subject in the investigation. Lead responsibility for the investigation has been transferred to the U.S. Attorney's Office for the Central District of California.
    On 6 June 2003, Echostar Communications Corporation, Echostar Satellite Corporation, Echostar Technologies Corporation and Nagrastar L.L.C. (collectively, "Echostar") filed an action against NDS in the United States District Court for the Central District of California. Echostar filed an amended complaint on 8 October 2003. The amended complaint purported to allege claims for violation of the Digital Millennium Copyright Act ("DMCA"), the Communications Act of 1934 ("CA"), the Electronic Communications Privacy Act, The Computer Fraud and Abuse Act, California's Unfair Competition statute and the federal RICO statute. The complaint also purported to allege claims for civil conspiracy, misappropriation of trade secrets and interference with prospective business advantage. The complaint sought injunctive relief, compensatory and exemplary damages and restitution. On 22 December 2003, all of the claims were dismissed by the court, except for the DMCA, CA and unfair competition claims, and the Court limited these claims to acts allegedly occurring within three years of the filing of the complaint. EchoStar has until 18 February 2004 to file a second amended complaint. Should it do so, NDS intends vigorously to defend the action, as it believes any claims made by EchoStar will be baseless.
    On 25 July 2003, Sogecable, S.A. and its subsidiary Canalsatellite Digital, S.L., Spanish satellite broadcasters and customers of Canal+ Technologies SA (together, "Sogecable"), filed an action against NDS in the United States District Court for the Central District of California. Sogecable filed an amended complaint on 9 October 2003. The amended complaint purported to allege claims for violation of the DMCA and the federal RICO statute. The amended complaint also purported to allege claims for interference with contract and prospective business advantage. The complaint sought injunctive relief, compensatory and exemplary damages and restitution. On 22 December 2003, all of the claims were dismissed by the court. Sogecable has until 18 February 2004 to file a second amended complaint. Should it do so, NDS intends vigorously to defend the action, as it believes any claims made by Sogecable will be baseless.
    The costs of dealing with these matters have been expensed as incurred and shown as an exceptional item. Any further costs incurred will be recorded in financial statements for future periods.

    b) Write-off of investments

    During the year ended 30 June 2003 it became apparent that there was little prospect of extracting value from the Group's investment in a technology venture capital fund and accordingly the investment was written off.

    3. MediaHighway acquisition

    On 16 December 2003, NDS acquired the MediaHighway middleware business from a subsidiary of Thomson SA and licensed certain related patents from Thomson SA for a total consideration of EUR60 million in cash. Based on a preliminary assessment of the fair value of the acquired business, the following assets and liabilities were recognised in the consolidated balance sheet as at acquisition:


                                                               GBP'000

Intangible fixed assets, including goodwill                    42,231
Tangible fixed assets                                           1,409
Debtors and prepayments                                         6,109
Cash                                                            5,882
Current liabilities                                           (12,695)

                                                              --------
Preliminary assessment of fair value of acquired business      42,936
                                                              --------

Consideration, including costs, settled in cash                42,936
                                                              --------


    Adjustments to the fair value of assets and liabilities acquired may be made in future periods, following completion of a formal valuation of the acquired business.

    4. Earnings per share

    In addition to earnings per share calculated on the basis of net profit for each period, figures are also presented for earnings per share adjusted to eliminate the distortions caused by exceptional costs and the amortisation of intangible assets acquired as part of a business combination. A reconciliation of the profits used in the calculations is as follows:


                                         3 months ended 3 months ended
                                            31 December    31 December
                                                  2003           2002
                                                GBP'000        GBP'000

 Net profit                                      5,030          5,038

 Add back:    Amortisation of intangibles        2,748          2,515
              Exceptional items                    430            797
 Tax effect of the above                          (317)          (383)

                                         -------------- --------------
 Adjusted net profit                             7,891          7,967
                                         -------------- --------------




                                            6 months 6 months
                                              ended     ended   Year
                                               31       31      ended
                                             December December 30 June
                                              2003     2002     2003
                                             GBP'000  GBP'000  GBP'000

 Net profit                                   13,373    11,752 26,040

 Add back:    Amortisation of intangibles      5,155     5,030  9,602
              Exceptional items                  928     2,297  4,274
 Tax effect of the above                        (599)     (969)(1,670)

                                            --------------------------
 Adjusted net profit                          18,857    18,110 38,246
                                            --------------------------


    The weighted average number of shares and the weighted average number of potential shares in issue for each period have been determined in accordance with FRS 14. These quantities are therefore a function of, amongst other things, the average quoted share price for the period. The figures used in the calculations are as follows:


 Period                                              Weighted average
                                    Weighted average     number of
                                     shares in issue  potential shares

 3 months ended 31 December 2003          54,071,254       55,496,131
 3 months ended 31 December 2002          53,781,360       53,992,278

 6 months ended 31 December 2003          54,033,078       55,534,094
 6 months ended 31 December 2002          53,729,697       54,019,189

 Year ended 30 June 2003                  53,856,141       54,267,114


    5. Share capital and reserves

    Movements on consolidated capital and reserves and reconciliation of movements in shareholders funds for the six months ended 31
December 2003 are as follows:


                Equity   Share     Non-     Capital   Profit    Total
                 share  premium equity  contribution and loss  share-
                capital      &   share                account holders'
                        merger  capital                          funds
                        reserve
               -------------------------------------------------------
                GBP'000 GBP'000 GBP'000      GBP'000  GBP'000  GBP'000

  As at 30 June
   2003            339 177,593  42,000      133,265 (166,926) 186,271
  Profit for
   the period        -       -       -            -   13,373   13,373
  Shares issued      1     499       -            -        -      500
  Share options      -       -       -            -      (32)     (32)
  Foreign
   exchange
   movement          -       -       -            -   (2,061)  (2,061)

               -------------------------------------------------------
  As at 31
   December
   2003            340 178,092  42,000      133,265 (155,646) 198,051
               -------------------------------------------------------


    During the six months ended 31 December 2003, 94,467 Series A ordinary shares were issued on exercise of employee share options for cash consideration of GBP500,000. As at 31 December 2003, there were 12,078,148 Series A ordinary shares in issue and 42,001,000 Series B ordinary shares in issue, a total of 54,079,148 ordinary shares.

    CONTACT: NDS Group plc
             Margot Field (Media)
             Tel: +44 (0) 208 476 8158
             E-mail: mfield@ndsuk.com
             or
             Shared Value
             Alex Dee
             Tel: +44 (0) 207 321 5010
             E-mail: adee@sharedvalue.net
             or
             Breakaway Communications US
             Kelly Fitzgerald
             Tel:  +1 212 590 2555
             E-mail: kfitz@breakawaycom.com

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  NDS Group plc

Date:    27th January 2004
                                                  By:    /s/ CRK Medlock
                                                         -----------------------
                                                         CRK Medlock
                                                         Chief Financial Officer